________________________________________________________________________________


                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               dated May 10, 2004


                                WORLD GAMING PLC
                    ----------------------------------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                       ----------------------------------
                       (Translation of Registrant's Name)


                         KFH Building, Liat Rd, Coolidge
                              Antigua, West Indies
               ---------------------------------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

________________________________________________________________________________

EXPLANATORY NOTE:

Attached hereto as an exhibit to this Form 6-K are the Registrant's unaudited consolidated financial statements at and for the three-month period ended March 31, 2004, and related Management's Discussion and Analysis of Financial Condition and Results of Operations.






                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    May 10, 2004

                                       WORLD GAMING PLC



                                       By:    /s/ David James Naismith
                                              ------------------------
                                       Name:  David James Naismith
                                       Title: CFO

                                                                       EXHIBIT 1

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

OVERVIEW

World Gaming Plc ("World Gaming" or the "Company") is a holding company incorporated under the laws of England and Wales that, through its subsidiaries, is a developer, licensor and supplier of online gaming products, including casino, sportsbook and pari-mutuel betting.

Inphinity Interactive Inc., a wholly-owned subsidiary of the Company, incorporated and operating out of British Columbia, Canada, develops gaming software and web pages. Starnet Systems International Inc., a wholly-owned subsidiary of the Company incorporated and operating out of Antigua, licenses gaming software supplied by Inphinity Interactive Inc. to third parties for an initial licensing fee and monthly royalties. Another wholly-owned subsidiary, World Gaming Services Inc., also incorporated and operated out of Antigua, ceased operations as an internet casino with effect from May 31, 2003. The cessation of these operations did not have a material impact on the financial results of the Company.

The following tables set out selected consolidated information from the statements of operations for the three months ended March 31, 2004 and March 31, 2003 and the balance sheets as at March 31, 2004 and at December 31, 2003:

                  SELECTED STATEMENT OF OPERATIONS INFORMATION

                                                  For the three months ended
                                               --------------------------------
                                               March 31, 2004    March 31, 2003
                                               --------------    --------------

 Net Sales ....................................    $5,364            $4,537
 Gross Profit .................................     4,865             3,963
 Operating Expenses excluding interest ........     2,863             3,550
 Net Profit ...................................     1,989               441

                       SELECTED BALANCE SHEET INFORMATION

                                                                   December 31,
                                               March 31, 2004         2003
                                               --------------      ------------

 Working Capital ..............................   $  2,073           $   (126)
 Total Assets .................................     14,660             12,591
 Total loans and capital lease obligations ....      1,880              2,944
 Accumulated Deficit ..........................    (21,734)           (23,723)
 Total Shareholders' Equity ...................      3,005                828

Total revenues for the quarter ended March 31, 2004 increased by 18 percent or $827 to $5,364 compared to $4,537 for the same period last year. Net income for the quarter ended March 31, 2004 was $1,989 or $0.04 per share compared to a net profit of $441 or $0.01 per share for the corresponding period last year.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

The Company experienced a 13 percent increase in royalty revenues during the quarter ended March 31, 2004 when compared to the same period last year. This increase is primarily attributable to a 26 percent increase in wagering volume experienced by the Company's licensees utilizing the Company's gaming infrastructure ("system-wide"). In addition overall net win experienced by these licensees exceeded the same quarter last year, bringing system-wide licensee revenue growth to 29 percent when compared to the same period last year. Net win for the Company's licensees is the difference between the amount wagered (bet placed) by a customer and the amount paid back to (won by) that customer.

Transaction processing related revenues increased 115 percent for the three-month period to $423 from $197 for the same period last year. This increase is the result of both increased wagering volume and the higher fees charged to licensees that utilized this service. Transaction processing costs increased significantly throughout 2003. In February 2004, the Company closed its transaction processing division together with Customer Support. Affected licensees were transferred to an industry leading solution. Net savings in respect of this closure are expected to be in excess of $600 on an annual basis.

There was no licensing revenue relating to new licensees for the quarter as the Company continued to focus on existing licensees.

The gross margin for the quarter was 90.7 percent compared to 87.4 percent for the same period last year reflecting an increase of approximately 3 percent. The increase represents a more profitable revenue mix due to the closure of the transaction processing division in February 2004.

As a result of the Company's continuing effort to reduce operating costs, operating expenses including interest and depreciation decreased 19 per cent to $2,890 during the first quarter of 2004 compared to $3,562 for the same period last year. The decrease was primarily due to the following:

      o Despite one-off redundancy costs of $172 incurred in the quarter as a result of redundancies within the transaction processing and customer service division, salaries and wages declined $95 or 6 percent when compared to the same period last year.

      o Elimination of advertising and promotion expenses that were utilized in launching the worldgaming.com gaming site during the first quarter of 2003;

      o A 27 percent reduction in other corporate overhead or a reduction of $370, when compared to the same period last year.

Concerted efforts in reducing the Company's cost base have continued throughout the last twelve months notwithstanding the Company's commitment to continue investing in enhanced infrastructure and product offerings for its existing licensees.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

During the quarter, the Company agreed in principle with Sportingbet Plc to a two-year extension of its existing software license agreement. In the current period, this licensee represented 68 percent of total revenues. As previously disclosed, the licensee has indicated that it wishes to explore alternative structures to the existing relationship with the Company. The Company is working to resolve this issue with the licensee, however, to the extent that a solution may not be found there is a risk that this could have a material negative impact on future revenues from this licensee past the existing two-year period. This licensee is a substantial shareholder of the Company owning approximately 29.6 percent of the Company's outstanding equity capital with the ability to acquire an additional 14 percent upon the conversion of certain convertible debt of the Company.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2004, the Company had $5,472 in cash and cash equivalents up from $2,657 at December 31, 2003. The increase in the quarter was primarily due to the increased royalty revenues from licensees and collections on behalf of licensees in respect of outstanding transaction processing balances towards the end of the quarter. Such transaction processing balances continue to be paid to licensees as they are collected.

Working capital at March 31, 2004 improved to $2,073 from $(126) at December 31, 2003. This improvement in working capital is due primarily to profit generated in the quarter and improved cash collections described above.

Reserves and deposits held by credit card processors on behalf of our licensees were $3,872, down from $5,948 at December 31, 2003. These funds are held as rolling reserves and are typically released to the Company after six months. The decrease in these reserves results from the closure of the Company's transaction processing division in February, 2004. These reserves are expected to continue to decline until all amounts have either been received or written off. As these funds are held on behalf of licensees, the Company does not release such funds to the licensee until they are collected from the respective processor.

Accounts receivable increased by $1,455 from $1,538 at December 31, 2003 to $2,993 at March 31, 2004. The increased accounts receivable balance is due to the higher revenue earned by our licenses in March 2004 together with some amounts due from earlier in the quarter. Royalties due from operating licensees are usually collected towards the end of the following month.

Prepaid expenses and deposits decreased by $103 to $491 at March 31, 2004 compared to $594 at December 31, 2003 primarily due to prepaid insurances amortized during the quarter.

During the first quarter of 2004, the Company's trade accounts payable balances decreased by $220. This decline in accounts payable was due to trade creditor payments made as a result of improved working capital. Amounts due to licensees increased by $1,408 to $5,975 at March 31, 2004 due to heightened transaction processor collections on behalf of our licensees toward the end of March 2004. These amounts are being settled with Licensees throughout the second quarter. Other accruals and creditors increased by $81 to $1,196 at March 31, 2004 as a result of the increased activity for the quarter.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)

Net cash used in investing activities for the quarter ended March 31, 2004 was $318 compared to $219 at December 31, 2003. Cash was used primarily to purchase capital assets.

Net cash used for financing activities for the three months ended March 31, 2004 was $1,121 compared to $989 at March 31, 2003. Cash was primarily used for payments on lease settlements negotiated during the later half of 2003, and repayments of amounts due to Sportingbet PLC.

REGULATORY DEVELOPMENTS

Early in the 108th Congress, U.S. Congressman Jim Leach (R-IA) introduced HR 21, the Unlawful Internet Gambling Funding Prohibition Act, which was based on similar legislation that he introduced in the 107th Congress. This legislation attempts to prohibit Internet gambling byprohibiting all financial transactions pertaining to illegal Internet gambling. Shortly afterwards, U.S. Senator Jon Kyl (R-AZ) introduced similar legislation, S. 627, in the U.S. Senate. In June of 2003, HR 21 was reintroduced as HR 2143 by U.S. Congressman Spencer Bachus (R-AL) without any civil and criminal sanctions in order to bypass the U.S. House of Representatives Committee on Judiciary. The House of Representatives passed that legislation. In late October 2003, the U.S. Senate's Committee on Banking reported the Senate bill out of Committee and it was placed on the Senate Legislative Calendar. No action has been taken since that time. The Company continues to monitor this situation because the passage of the legislation could substantially impact the business of the Company's licensees and ultimately the Company.

                        WORLD GAMING PLC AND SUBSIDIARIES
                           Consolidated Balance Sheets
                         (In Thousands of U.S. Dollars)


                                     ASSETS

                                                        March 31,   December 31,
                                                          2004         2003
                                                      -----------   ------------
                                                      (Unaudited)

CURRENT ASSETS

   Cash and cash equivalents .......................    $  5,472     $  2,657
   Reserves and deposits with credit card processors       3,872        5,948
   Accounts receivable, net ........................         498          242
   Accounts receivable from related party ..........       2,495        1,296
   Prepaid expenses ................................         491          594
                                                        --------     --------

     Total Current Assets ..........................      12,828       10,737

   Capital Assets, net .............................       1,832        1,854
                                                        --------     --------

     TOTAL ASSETS ..................................    $ 14,660     $ 12,591
                                                        ========     ========





                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                     Consolidated Balance Sheets (Continued)
                         (In Thousands of U.S. Dollars)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                        March 31,   December 31,
                                                          2004         2003
                                                      -----------   ------------
                                                      (Unaudited)

CURRENT LIABILITIES

   Accounts payable and accrued liabilities ........    $  7,713     $  6,444
   Accrual for legal claims ........................         200          215
   E-cash balances due to related party ............       1,862            -
   Funds held on deposit ...........................           -        2,160
   Current portion of loans payable to related party         351          803
   Current portion of loans payable ................         158          645
   Current portion of capital lease obligation .....         471          596
                                                        --------     --------

     Total Current Liabilities .....................      10,755       10,863

Convertible Note payable to related party ..........         900          900
                                                        --------     --------

TOTAL LIABILITIES ..................................      11,655       11,763
                                                        --------     --------

STOCKHOLDERS' EQUITY

   Capital stock ...................................      25,992       25,992
   Accumulated deficit .............................     (21,734)     (23,723)
   Accumulated other comprehensive loss ............      (1,253)      (1,441)
                                                        --------     --------

      Total Stockholders' Equity ...................       3,005          828
                                                        --------     --------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...    $ 14,660     $ 12,591
                                                        ========     ========





                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                      Consolidated Statements of Operations
              (In Thousands of U.S. Dollars, except share amounts)
                                   (Unaudited)


                                                      For the Three Months Ended
                                                               March 31,
                                                      --------------------------
                                                         2004          2003
                                                      -----------  ------------

REVENUE
   Royalties and fees ..............................  $     5,288  $      4,512
   Licensing .......................................            -             -
   Other ...........................................           76            25
                                                      -----------  ------------

     Total Revenue .................................        5,364         4,537

   Cost of sales ...................................          499           574
                                                      -----------  ------------

     Gross Profit ..................................        4,865         3,963
                                                      -----------  ------------

OPERATING EXPENSES
   Development, selling, general, and administrative        2,466         3,102
   Depreciation and amortization ...................          397           448
   Interest and bank charges .......................           27            12
                                                      -----------  ------------

     Total Operating Expenses ......................        2,890         3,562
                                                      -----------  ------------

Net Profit (Loss) From Operations ..................        1,975           401
                                                      -----------  ------------

OTHER INCOME
     Other income ..................................           14            40
                                                      -----------  ------------

     Total Other Income ............................           14            40
                                                      -----------  ------------

Profit (Loss) before income taxes ..................        1,989           441

Income taxes .......................................            -             -
                                                      -----------  ------------

NET PROFIT .........................................        1,989           441
                                                      -----------  ------------

OTHER COMPREHENSIVE LOSS
     Foreign currency translation ..................          188          (131)
                                                      -----------  ------------

     Total other comprehensive profit/(loss) .......          188          (131)
                                                      -----------  ------------

Net Comprehensive Profit ...........................  $     2,177  $        310
                                                      ===========  ============

PROFIT PER SHARE - Basic ...........................  $      0.04  $       0.01
                                                      ===========  ============
                 - Fully Diluted ...................  $      0.03  $       0.01
                                                      ===========  ============

WEIGHTED AVERAGE NUMBER OF
 SHARES OUTSTANDING - Basic ........................   45,781,407    34,405,269
                                                      ===========  ============
                    - Fully Diluted ................   58,827,169    40,964,821
                                                      ===========  ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)


                                                      For the Three Months Ended
                                                               March 31,
                                                      --------------------------
                                                           2004         2003
                                                         -------      -------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net Profit ......................................     $ 1,989      $   441
   Adjustment to reconcile net loss to net
    cash used by operating activities:
     Depreciation and amortization .................         397          448
     Deferred compensation .........................           -            -
   Changes in operating assets and liabilities:
     (Increase) decrease in reserves with credit
       card processors .............................       2,076         (122)
     (Increase) in accounts receivable and employee
       advances ....................................      (1,455)       1,369
     (Increase) in prepaid expenses and deposits ...         103         (301)
     (Increase) decrease in other assets ...........           -            -
     Increase (decrease) in accounts payable and
       accrued liabilities .........................       1,269         (495)
     Increase (decrease) in accrual for legal claims         (15)        (105)
     Increase (decrease) in funds held on deposit ..      (2,160)        (386)
     Increase (decrease) in e-cash balances due to
       related party ...............................       1,862            -
                                                         -------      -------

       Net Cash Used by Operating Activities .......       4,066          850
                                                         -------      -------

CASH FLOWS FROM INVESTING ACTIVITIES

   Purchase of property and equipment ..............        (318)         (56)
                                                         -------      -------

       Net Cash Provided By (Used For) Investing
         Activities ................................        (318)         (56)
                                                         -------      -------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common shares ..........................           -            -
Repayment of loans payable .........................        (914)        (900)
Principal payments on capital lease obligations ....        (207)         (89)
                                                         -------      -------

     Net Cash Used by Financing Activities .........      (1,121)        (989)
                                                         -------      -------

     Effects of exchange rate on cash ..............     $   188      $  (131)
                                                         -------      -------

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)


                                                      For the Three Months Ended
                                                               March 31,
                                                      --------------------------
                                                           2004         2003
                                                         -------      -------

INCREASE/(DECREASE) IN CASH ........................     $ 2,815      $  (326)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ...       2,657        1,753
                                                         -------      -------

CASH AND CASH EQUIVALENTS END OF PERIOD ............     $ 5,472      $ 1,427
                                                         =======      =======



                 SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION


CASH PAID DURING THE PERIOD FOR

 Interest and Bank charges .........................     $    27      $    12
 Income taxes ......................................     $     -      $     -



Other non-cash transactions:

Issue of shares in part settlement of class action
  suit .............................................     $     -      $   263


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                      March 31, 2004 and December 31, 2003

     NOTE 1 - ACCOUNTING POLICIES

     The consolidated financial statements at March 31, 2004 and for the three months ended March 31, 2004 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which in the opinion of management, are necessary to state fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States of America. The financial amounts presented in the notes are in thousand of U.S. dollars unless the currency has been otherwise indicated.

     NOTE 2 - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

     The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. These consolidated financial statements for the three months ended March 31, 2004 should be read in conjunction with the Company's annual report on Form 20-F for the fiscal year ended December 31, 2003. The Results of Operations for the three months ended March 31, 2004 may not be indicative of the results that may be expected for the year ending December 31, 2004 because the royalties and fees are based on gaming activity in each of the Company's offerings some of which have major seasonal fluctuations.

     NOTE 3 - INCOME TAXES

     No income taxes arise as no taxation charges are levied in the main operating territory and elsewhere there are losses brought forward from previous periods.

     NOTE 4 - STOCK OPTIONS

     On March 12, 1998, the Board of Directors approved a stock option plan, which authorized the issuance of 3,000,000 options to employees of the Company and its subsidiaries at an exercise price of $0.74. The options expire on January 1, 2008. On December 31, 1998, the Board of Directors authorized the issuance of up to 4,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date. On December 23, 1999, the Board of Directors authorized the issuance of up to 5,000,000 additional options at

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                      March 31, 2004 and December 31, 2003

     NOTE 4 - STOCK OPTIONS (continued)

     an exercise price to be determined based on the trading price of the Company's shares on the grant date.

     On August 5, 2003 the Board of Directors authorized the issuance of up to 1,500,000 additional options to employees at an exercise price of $0.15, being the closing market price on the date of grant, of which 1,475,000 were issued.

     Options issued to employees generally vest at the conclusion of two years of service, while options issued to directors vest partially within 1 year with the remainder vesting at the conclusion of a two year service period. Options expire ten years after the date granted.

     A summary of the Company's stock option activity and related information follows:

                                Three months ended             Year ended
                                  March 31, 2004            December 31, 2003
                              -----------------------    ----------------------

 Beginning of period .......   10,818,724    $  0.78      6,942,219    $  1.49
 Granted ...................      560,000       0.37      5,475,000       0.15
 Exercised .................            -       -                 -       -
 Forfeited and adjusted ....   (1,501,008)     (1.15)    (1,598,495)     (1.65)
                              -----------    -------     ----------    -------

 End of period .............    9,877,716    $  0.70     10,818,724    $  0.78
                              -----------    -------     ----------    -------

     At March 31, 2004 options outstanding were as follows:

                                 Options Outstanding                        Options Exercisable
                       ---------------------------------------     ---------------------------------------
                                       Weighted                                   Weighted
                                       Average        Weighted                     Average        Weighted
                                      Remaining       Average                     Remaining        Average
 Range of Exercise     Number of     Contractual      Exercise     Number of     Contractual      Exercise
      Prices            Options      Life (Years)      Price        Options      Life (Years)       Price
 -----------------     ---------     ------------     --------     ---------     ------------     --------
   $0.14 - $1.00       7,900,000          7.4          $ 0.26      3,623,297          5.9          $ 0.32
   $1.01 - $1.50         451,684          4.6          $ 1.36        429,767          4.5          $ 1.36
   $1.51 - $2.50         829,370          2.5          $ 2.16        812,703          2.4          $ 2.16
   $2.51 - $5.99         678,162          5.6          $ 3.43        661,495          5.6          $ 3.41
   $6.00 - $11.00         18,500          5.0          $ 8.01         18,500          5.0          $ 8.01
 -----------------     ---------     ------------     --------     ---------     ------------     --------

   $0.14 - $11.00      9,877,716          6.7          $ 0.70      5,545,762          5.2          $ 1.06
 -----------------     ---------     ------------     --------     ---------     ------------     --------

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                      March 31, 2004 and December 31, 2003

     NOTE 5 - COMMITMENTS AND CONTINGENCIES

     At March 31, 2004, the Company had employment contracts with its three principal officers. The salary and bonus compensation resulting from these contracts are as follows:

                                      TERM                   POTENTIAL BONUS
                                     OF THE        BASE      (AS A PERCENTAGE
     NAME AND PRINCIPAL POSITION     CONTRACT     SALARY     OF BASE SALARY)
     ---------------------------     --------     ------     ----------------
     A. Daniel Moran,
     Director & CEO                  ongoing       $189         Up to 50%

     David Naismith,
     Director &  CFO                 ongoing       $156         Up to 50%

     Mark Thompson,
     Operations Director             ongoing       $120         Up to 75%

     James H. Grossman was appointed as a director and Chairman of the Board on April 11, 2003. His annual compensation for such service and up to five hours a month of legal services is (pound) 50, plus up to US $2 per month for certain additional legal services.

     On April 11, 2003 the company entered into an employment agreement with Mr. Daniel Moran as a Director of the Board and Chief Executive Officer. The agreement provides for an annual salary of $189, an annual housing allowance of $25, in addition to other normal executive employment benefits.

     On August 1, 2003 the company entered into an employment agreement with Mr. David Naismith as a Director of the Board and Chief Financial Officer. The agreement provides for an annual salary of $156, an annual housing allowance of $25, in addition to other normal executive employment benefits.

     Mr. Mark Thompson was appointed to the position of Operations Director and Managing Director of Starnet Systems on December 1, 2002 on a salary of $120 with an annual housing allowance of $30 and certain other additional benefits.

     By letter dated January 6, 2004, Mr. Fleming, the Company's Chief Technology Officer's, employment contract and services there under were terminated effective January 16, 2004. The amicable settlement in respect of Mr. Fleming's resignation entitled him to a payment of CDN $33,333.33 in respect of accrued bonuses, four months salary including benefits payable until May 16, 2004 and other costs of CDN $8,700. In addition Mr. Fleming will retain his options granted on September 10, 2001 at an exercise price of $0.88 which were to vest annually on the anniversary dates over a three year period of which 66,666 had vested at the date of his resignation. Under the settlement agreement, Mr. Fleming waived any rights that he had under his employment agreement and the agreement had certain restrictions with respect to Mr. Fleming's soliciting or competing with the Company.

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